Exhibit 99.2

Adaptimmune Announces Upcoming Data Presentation at the 2015 Annual American Society of Clinical Oncology (ASCO) Meeting

OXFORD, UK and PHILADELPHIA, Pa., May 21, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced that it will present data on its lead clinical program, an affinity enhanced T-cell receptor (TCR) therapeutic targeting the NY-ESO-1 cancer antigen at the 2015 Annual American Society of Clinical Oncology (ASCO) Meeting. These data pertain to clinical results from myeloma, synovial sarcoma and ovarian cancer patients who have been dosed with affinity-enhanced, TCR engineered T-cells targeting NY-ESO-1. ASCO brings together more than 30,000 physicians from around the world to discuss state-of-the-art advances and persisting challenges in the field of oncology. The meeting will take place at the McCormick Place exhibition center in Chicago, Illinois on May 29 through June 2, 2015.

Saturday May 30, 2015

Poster Presentation

Session title: Developmental Therapeutics and Translational Research

Abstract number: TPS3102

Presenter: Melinda S. Merchant, M.D., Ph.D., Clinical Director, Pediatric Oncology Branch, Center for Cancer Research of the National Cancer Institute

Title: “Genetically engineered NY-ESO-1 specific T cells in HLA-A201+ patients with advanced cancers”

Presentation Time: 8:00am-11:30am

Location: S Hall A

Adaptimmune’s NY-ESO TCR therapeutic candidate is a novel cancer immunotherapy that has been engineered to target and destroy cancer cells by strengthening a patient’s natural T-cell response. T-cells are a type of white blood cell that play a central role in a person’s immune response. Adaptimmune’s goal is to harness the power of the T-cell and, through its NY-ESO TCR therapeutic candidate, significantly impact cancer treatment and clinical outcomes of patients with cancers, including synovial sarcoma, multiple myeloma, melanoma, ovarian cancer and esophageal cancer.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform.  Established in 2008, the company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity T-cell receptors (TCRs) as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with

GlaxoSmithKline for the development and commercialization of the NY-ESO TCR program. The company currently has over 100 employees.  For more information: http://www.adaptimmune.com

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our final Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com